

Financial Statements

For the years-ended

December 31, 2018 & 2019



Table of Contents

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

2









INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Owners of
Amnion Life, LLC
2618 San Miguel #149
Newport Beach, CA, 92660

We have reviewed the accompanying balance sheets of Amnion Life, LLC as of December 31, 2019 and 2018, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

April 26, 2020

Amnion Life, LLC
Balance Sheet
As of December 31, 2018 and 2019

	2018		2019	
ASSETS				
Current Assets				
Cash & Cash Equivalents	$	30,378	$	17,050
Other Current Receivables		855		5
Prepaid Expenses		24,590		25,898
Total Current Assets		55,823		42,953
Fixed Assets, net		314		406
Other Assets				
Investment in Amnion Life Pozega LLC		250		250
Security Deposits		-		-
Total Other Assets		250		250
TOTAL ASSETS	$	**56,387**	$	**43,608**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	$	4,605	$	22,915
Other Current Payables		8,943		73,306
Total Current Liabilities		13,548		96,221
Other Liabilities				
Accrued Interest		66		2,568
Loan from Owner		2,042		116,226
Convertible-to-Equity Debt		-		355,892
Total Other Liabilities		2,108		474,686
Total Liabilities		15,656		570,907
Equity				
Partners' Equity		1,024,513		1,024,513
Retained Earnings		(357,059)		(983,782)
Net Income		(626,723)		(568,030)
Total Equity		40,731		(527,299)
TOTAL LIABILITIES AND EQUITY	$	**56,387**	$	**43,608**

The accompanying notes are an integral part of these financial statements. Please see the independent accountant's review report

4

Amnion Life, LLC
Statement of Operations
For the years ended December 31, 2018 and 2019

	2018	2019
Gross Profit	$ -	$ -
Expenses		
Advertising & Promotional	-	3,239
Research & Development	455,662	412,839
Travel & Entertainment	9,206	16,339
Administrative Expenses	18,283	37,331
Outside & Professional Services	130,800	100,871
Other Operating Expense/(Income)	10,706	(3,912)
Taxes & Licenses	2,066	1,323
Total Expenses	626,723	568,030
Net Operating Loss	(626,723)	(568,030)
Net Loss	$ (626,723)	$ (568,030)

Amnion Life, LLC
Statement of Partners' Equity
For the years ended December 31, 2018 and 2019

	Partners' Equity	Retained Earnings	Total Equity
As of December 31, 2017	$ 41,798	$ (398,857)	$ (357,059)
Close Prior Year Equity	(41,798)	41,798	-
Partner Contributions	1,024,513		1,024,513
Net Income (Loss)		(626,723)	(626,723)
As of December 31, 2018	$ 1,024,513	$ (983,782)	$ 40,731
Net Income (Loss)		(568,030)	(568,030)
As of December 31, 2019	$ 1,024,513	$ (1,551,812)	$ (527,299)

Amnion Life, LLC
Statement of Cash Flows
For the years ended December 31, 2018 and 2019

	2018	2019
OPERATING ACTIVITIES		
Net Loss	$ (626,723)	$ (568,030)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation	184	290
Other Current Receivables	(855)	851
Prepaid Expenses, Current	(14,796)	(1,308)
Payables	(13,775)	82,672
Accrued Interest	8,480	2,502
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	(20,762)	85,007
Net cash provided by operating activities	(647,485)	(483,023)
INVESTING ACTIVITIES		
Additions to Fixed Assets	-	(381)
Security Deposits	2,000	-
Net cash provided by investing activities	2,000	(381)
FINANCING ACTIVITIES		
Convertible-to-Equity Debt proceeds	611,000	355,892
Loan from Owner	(87,958)	114,184
Contributions	-	-
Distributions	-	-
Net cash provided by financing activities	523,042	470,076
Net cash increase for period	(122,443)	(13,328)
Cash at beginning of period	152,821	30,378
Cash at end of period	$ 30,378	$ 17,050
Supplemental Disclosures:		
Debt converted into equity	$ 1,011,000	-
Accrued interest converted into equity	13,513	-

Amnion Life, LLC
Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITES:

Organization and Business - Amnion Life, LLC (the "Company") was organized as a Limited Liability Company on April 27, 2016 in the State of Delaware. The Company's principle business activity is the development of medical devices. The Company was formed to develop the AmnioBed, an amniotic neonatal incubator system that incorporates unparalleled disruptive technology to promote ongoing development immediately following birth.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation - These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Going Concern and Management's Plan - The Company's financial statements are prepared using U.S. GAAP and are subject to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company faces certain risks and uncertainties. Our long-term success depends on the successful development of our AmnioBed. Product development is very expensive and involves a high degree of uncertainty and risk, including ability to obtain future capital to fund operations, future profitability, protection of patents and property rights, technological changes, government regulations and approvals, and future manufacturing.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2018 and 2019. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2019, none of the Company's accounts exceeded the FDIC insured limits.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Research and Development - Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged in 2018 and 2019 is $455,662 and $412,839, respectively.

3. PROPERTY AND EQUIPMENT:

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

	2018	2019
Fixed Assets, cost	$ 551	$ 932
Fixed Assets, accumulated depreciation	(237)	(526)
Fixed Assets, net	$ 314	$ 406

4. CONVERTIBLE-TO-EQUITY DEBT:

The company has undertaken two rounds of convertible-to-equity debt agreements.

The notes were issued in two phases, the first phase commenced on 9/12/16 having total funds raised of $250,000 with a valuation cap of $2.5MM, or $2.13 per share. The second phase was set at $761,000 with a valuation cap of $5.0MM, or $4.46 per share and commenced on 12/11/2017. The notes held a 2.0% per annum interest rate. The company raised $150,000 in 2017 under the second phase, and $611,000 through June 2018. On August 15, 2018 the notes with principal in the amount of $1,011,000 and all accrued interest in the amount of $13,513 were fully converted to Class B shares, representing 292,812 shares, or 22.65% of the overall shares outstanding.

In 2019, the Company completed a round of fundraising using the Wefunder platform and raised a total of $305,892 in funds with a valuation cap of $12.5MM and a 10% discount if the Company converts below the valuation cap. A second, private investment was made on November 11, 2019 of $50,000 with a valuation cap of $12.5MM and a 10% discount if the Company converts below the valuation cap.

5. COMMITMENTS AND CONTINGENCIES:

Commitments – Lease agreement for facility in Pozega, Serbia is €200 per month on a month to month basis commitment.

6. RELATED PARTY TRANSACTIONS:

Related Party Transactions – During the period, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company:

	2018	2019
Beginning Balance	$ 90,000	$ 2,042
Payments/Additions	(87,958)	114,184
Other related parties	-	-
Ending Balance	$ 2,042	$ 116,226

The amount owing to officers and directors relates to the owner loan which is due on demand, unsecured and carries an annual percentage rate of 5%. No guarantees have been given.

7. PARTNERS' EQUITY AND OWNERSHIP:

During 2018 the Company awarded Profit Interest Units of 11,244 with a valuation cap of $5MM, which became fully vested on June 1, 2019.

During 2018 the Company awarded Phantom Equity Units of 1,700 with a valuation cap of $5MM, which became fully vested on June 1, 2019.

At the end of December 31, 2018 and 2019 the Company had the following ownership interests:

	2018	2019
Class A Units, voting	1,000,000	1,000,000
Class B Units, non-voting	292,812	292,812
Profit Interest Units (PIU), non-voting	-	11,244
Total Unit Ownership, December 31	1,292,812	1,304,056

8. SUBSEQUENT EVENTS:

Fund raising activities - In March of 2020 the company raised additional private funds of $75,000 at a $7.5MM valuation cap.

Contract cancellation - In response to COVID-19 the Company reviewed its spending, and on March 31, 2020 signed an amendment to a contract originally dated May 23, 2018 to cancel its remaining terms (2nd half of Year 2 and all of Year 3 of the contract) and services. A payment of $9,600 was due on March 30, 2020 and another payment would be due in year three of the contract which represents a payment of $37,500, covering the periods of June 2020 thru May 2021. Both of these payments were canceled and are no longer due per the amendment signed.

Overall risk to operations - Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The Company has taken measures to comply with travel bans, quarantine and social distancing guidelines. As such, the Company's research facility in Pozega, Serbia has limited its operations to comply with the guidelines and requirements for the duration of the pandemic. This compliance is expected to add delays in the development of our products. The overall economic slowdown is also anticipated to add additional risks and difficulties in raising money in future rounds due to the volatile financial situation risen from the pandemic.

The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended December 31, 2019 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure is based on management's assumption that there is no significant doubt about the entity's ability to continue as a going concern.

Redundancies - During March 2020, in response to significant risks amidst the COVID-19 outbreak, the Company temporarily reduced its workforce in its R&D facility in Pozega, Serbia by means of either reduction in hours or temporary leave or retirement of eligible employees. The Company expects the reduction in positions to reduce salaries and benefits expense in 2020 by a net amount between $2,000 and $3,000 per month.